UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

CRESTVIEW ACQUISITION CORP.

VCG HOLDINGS, LLC

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND IV, L.P.

VITERA HEALTHCARE SOLUTIONS, LLC

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

39679B 103

(CUSIP Number of Class of Securities)

Brian Sheth

Michael Fosnaugh

Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, Texas 78701

(512) 730-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$643,638,608	$82,901

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 29,828,204 shares of voting common stock, par value $0.0001 per share, at an offer price of $20.35 per share. The transaction value also includes 3,729,888 shares issuable pursuant to outstanding options with an exercise price less than $20.35 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $20.35 minus such exercise price and (y) dividing such product by the offer price of $20.35 per share. The calculation of the filing fee is based on information provided by Greenway Medical Technologies, Inc. as of September 19, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $82,901	Filing Party:	Crestview Acquisition Corp VCG Holdings, LLC Vista Equity Partners Fund IV, L.P. Vitera Healthcare Solutions, LLC
Form of Registration No.: Schedule TO	Date Filed:	October 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (together with this Amendment No. 3 and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) VCG Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Crestview Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vitera Healthcare Solutions, LLC, a Delaware limited liability company that is wholly-owned by VEPF IV (“Vitera”) and (iv) Vista Equity Partners Fund IV, L.P., an affiliate of each of Parent, Purchaser and Vitera (“VEPF IV”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Greenway Medical Technologies, Inc., a Delaware corporation (the “Company”), at a price of $20.35 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 4, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 3. Identity and Background of Filing Person

Item 3(a)-(c) of the Schedule TO and the disclosure in Schedule I of the Offer to Purchase are hereby amended and supplemented by deleting and replacing in its entirety the second paragraph under the subsection “Directors and Executive Officers of Parent, Purchaser and Vitera” with the following:

“The sole member of Parent is VEPF IV AIV I, L.P., a Delaware partnership (“AIV”). The general partner of AIV and VEPF IV is Vista Equity Partners Fund IV GP, LLC (“VEP IV GP LLC”). The Senior Managing Member of VEP IV GP LLC is VEFIIGP, LLC (“VEFIIGP”, and together with AIV, VEPF IV and VEP IV GP LLC, the “Vista Entities”). Robert F. Smith is the Managing Member of VEFIIGP, and VEFIIGP has no other managers or executive officers. The principal office address of each of Parent and Purchaser is 401 Congress Avenue, Suite 3100, Austin, Texas 78701. The telephone number of each of Parent and Purchaser is (512) 730-2400. The principal office address of each Vista Entity is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number of each Vista Entity is (415) 765-6500. The principal office of Vitera is 430 West Boy Scout Boulevard, Suite 800, Tampa, Florida 33607. The telephone number of Vitera is (877) 932-6301.”

Item 3(a)-(c) of the Schedule TO and the disclosure in Schedule I of the Offer to Purchase are hereby further amended and supplemented by deleting and replacing in its entirety the table under the subsection “Directors and Executive Officers of Parent, Purchaser and Vitera” with the following:

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

VCG Holdings, LLC (“Parent”) and Crestview Acquisition Corp. (“Purchaser”)

James P. Hickey	President and Secretary of each of Purchaser and Parent	Mr. Hickey joined Vista Equity Partners in 2008. Mr. Hickey sits on the investment committee and is Co-Head of the Chicago office of Vista Equity Partners. Mr. Hickey sits on the boards of ADERANT (since 2008), Aptean (since 2012), BigMachines (since 2008), Vitera (since 2011), and Zywave (since 2008). Prior to joining Vista, Mr. Hickey spent 25 years at William Blair & Company from 1983 to 2008.

Sole Manager of each of Purchaser and Parent

Vista Entities

Robert F. Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division from 1997 to 2000. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group from 1996 to 1997. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF) from 1990 to 1994.

Vitera Healthcare Solutions, LLC (“Vitera”)

Brian N. Sheth	Manager of Vitera	Mr. Sheth co-founded Vista with Robert Smith in 2000 and is President of Vista Equity Partners. He is Vice-Chairman of the investment committee and is actively involved in the execution of all of the investment activities for the portfolio. Mr. Sheth sits on the boards of Accruent (since 2010), Aptean (since 2012), Bullhorn (since 2012), MRI Software (since 2010), Relias Learning (since 2011), SirsiDynix (since 2007), SumTotal Systems (since 2009), Taxware (since 2012), Vitera (since 2011), Websense (since 2013) and Zywave (since 2008). Prior to joining Vista, Mr. Sheth worked at Bain Capital from 1999 to 2000, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. from 1998 to 1999 and Deutsche Morgan Grenfell from 1997 to 1998. In addition to his responsibilities at Vista, Mr. Sheth is also a Director at Waterfall Mobile (since 2006), MarVista Entertainment (since 2011), and Global Wildlife Conservation (since 2010).

James P. Hickey	Manager of Vitera	Mr. Hickey joined Vista Equity Partners in 2008. Mr. Hickey sits on the investment committee and is Co-Head of the Chicago office of Vista Equity Partners. Mr. Hickey sits on the boards of ADERANT (since 2008), Aptean (since 2012), BigMachines (since 2008), Vitera (since 2011), and Zywave (since 2008). Prior to joining Vista, Mr. Hickey spent 25 years at William Blair & Company from 1983 to 2008.

Kathryn Jehle	Manager of Vitera	Ms. Jehle joined Vitera’s board in November, 2011. Ms. Jehle is Sunquest’s Vice President of Finance (formerly a Vista portfolio company). Ms. Jehle joined the Sunquest organization in 2004. Prior to joining Sunquest, Ms. Jehle served as Chief Financial Officer from 1994 to 2001 and director from 1997 to 2002 of Comshare, Inc. She also worked at Consolidated Healthcare, Inc. from 1987 to 1990 and Pharmavene, Inc. from 1993 to 1994.

Laurens Albada	Chief Financial Officer and Secretary of Vitera	Prior to joining Vitera in November, 2011, Mr. Albada was Vice President of Finance at the International Development Group of Research Triangle Institute from 2009 to 2011. He was the Chief Financial Officer of Carpio Solutions, Inc., from 2008 to 2009. He also worked at Misys Healthcare Systems from 2005 to 2007, since acquired by Allscripts, where he was V.P. of Finance for both Payerpath, a provider of revenue cycle management solutions, from 2006 to 2007 and for the Physician Systems business, a provider of financial and clinical software solutions, in 2007. Mr. Albada started his career on the General Electric Corporate Audit Staff from 2000 to 2001.

Matthew J. Hawkins	Chief Executive Officer, President and Assistant Secretary of Vitera Manager of Vitera	Prior to joining Vitera in November, 2011, Mr. Hawkins was Chief Executive Officer at SirsiDynix, a global software company, from 2010 to 2011. He previously served as Chief Operating Officer at SirsiDynix from 2007 to 2011. He has been a member of SirsiDynix’s Board of Directors since 2010. Prior to SirsiDynix, Mr. Hawkins was Vice President and General Manager of Henry Schein Practice Solutions, a provider of healthcare software, revenue cycle management, electronic claims aggregation and value-added services, from 2004 to 2007. Before joining Henry Schein, Mr. Hawkins served as a strategy consultant for McKinsey & Company in Dallas, Texas from 2001 to 2002. He began his career at Electronic Data Systems (EDS) from 1996 to 1997.

Martin Taylor	Manager of Vitera

Mr. Taylor joined Vista in 2006 and has been the President of Vista Consulting Group since 2010. He is also a member of the investment committee. He is responsible for driving the transformation and operational improvements of the firm’s portfolio companies through leveraging the Vista SOP’s and building platforms for their deployment. Mr. Taylor is also active in portfolio executive development. Mr. Taylor currently sits on or participates in the boards of all Vista portfolio companies, including Websense.

Prior to joining Vista, Mr. Taylor spent over 13 years at Microsoft from 1993 to 2006. His most recent role was Corporate Vice President of Windows Live and MSN from 2005 to 2006. Mr. Taylor provided business leadership as well as product and marketing management for Windows Live services, MSN, and the Microsoft® Live platform. During his tenure at Microsoft, he managed corporate strategy, sales, product marketing, and various segment focused team in North America and LATAM. Mr. Taylor served as general manager of Platform Strategy at Microsoft, responsible for Windows Server System™ business strategy and competitive strategy efforts across the company. Mr. Taylor also served as Chief of Staff and Director of Business Strategy from 2002 to 2006, working directly for Microsoft CEO Steve Ballmer, whom he assisted with strategic projects and long-term planning for the corporation.

Michael Fosnaugh	Manager of Vitera

Mr. Fosnaugh joined Vista Equity Partners in 2005. He currently works with the firm’s investments in MRI Software and SirsiDynix and sits on the boards of Vitera (since 2011), Websense (since 2013) and Zywave (since 2011).

Prior to joining Vista, Mr. Fosnaugh worked in the Technology, Media & Telecommunications Group at SG Cowen & Co. from 2002 to 2005, where he focused on the software, services, and financial technology sectors. While at SG Cowen, Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings, and other strategic advisory initiatives.

Vincent L. Burkett	Manager of Vitera

Mr. Burkett joined Vista Equity Partners in 2011. He sits on the investment committee and is on the boards of Aptean (since 2012), Misys (since 2012), Mitratech (since 2011), SumTotal (since 2012) and Vitera (since 2011).

Prior to joining Vista, he was the Executive Chairman and Chief Executive Officer of Ventyx (formerly a Vista Portfolio Company) from 2007 to 2010. Prior to Ventyx, he was a Managing Director at Alvarez and Marsal Business Consulting in 2004 and Co-Founder and Chief Executive Officer of SourceNet Solutions (formerly a Vista Portfolio Company), a provider of comprehensive business process outsourcing solutions for finance and accounting operations, from 1996 to 2004.

Items 3 and 5. Identity and Background of Filing Person; Past Contacts, Transactions, Negotiations and Agreements

Items 3(a)-(c) and 5(a) of the Schedule TO and the disclosure under Section 8 “Certain Information Concerning Parent, Purchaser and Vitera” of the Offer to Purchase are hereby amended and supplemented by inserting the following sentence as the last sentence of the first paragraph under the subheading “General”:

“For further information concerning VEPF IV, see the first paragraph of Section 10–“Background of the Offer; Past Contacts or Negotiations with the Company”.”

Items 5 and 11. Past Contacts, Transactions, Negotiations and Agreements; Additional Information

Items 5(a) and 11(a) and the disclosure under Section 11 “The Merger Agreement; Other Agreements” of the Offer to Purchase are hereby amended and supplemented by replacing in its entirety the sole paragraph under the heading “The Merger Agreement” with the following:

“The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates, were the product of negotiations among the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and the representations, warranties and covenants, and the descriptions thereof contained herein, may not reflect the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.”

Item 7. Source and Amount of Funds or Other Consideration

Item 7(b) and the disclosure under Section 15 “Certain Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by replacing the first paragraph on page 56 in its entirety with the following:

“Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any rules and regulations) the payment for, any tendered Shares and, to the extent permitted by the Merger Agreement and only if on or prior to any scheduled expiration date, may terminate the Offer upon termination of the Merger Agreement or if, at any scheduled expiration date (as may be extended):”

Item 7(b) and the disclosure under Section 15 “Certain Conditions of the Offer” of the Offer to Purchase are hereby further amended and supplemented by replacing the second and third bullet points on page 56 in their entirety with the following:

“•	the representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization, specifically the authorized capital stock of the Company, the number of Shares subject to issuance pursuant to Options granted and outstanding and reserved for future issuance under Company equity plans as of the close of business on the business day immediately preceding the Merger Agreement, and that there are no other equity awards outstanding of the Company, shall not be accurate in all respects as of the date of the Merger Agreement and as of the Expiration Date, except (other than as a result of a willful breach by the Company) where the failure to be accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their affiliates, individually or in the aggregate that is more than $1,000,000 (it being understood that any updates to the disclosure schedules prepared by the Company will be disregarded);

•	the representations and warranties of the Company set forth in the Merger Agreement with respect to the Company’s capitalization (including, among other things, that no Shares other than as disclosed are subject to any preemptive right or similar right or right of first refusal in favor of the Company, that there is no outstanding indebtedness of the Company having a right to vote on any matters subject to a stockholder vote, and that there are no contracts relating to the voting or registration of any Shares), corporate power and authority to enter into the Merger Agreement, due execution and delivery of the Merger Agreement and the enforceability of the Merger Agreement against the Company, the stockholder vote required to adopt the Merger Agreement and the Company’s financial advisor (without giving effect to any materiality or Material Adverse Effect qualifications set forth in such representations and warranties) shall not be accurate in all material respects as of the date of the Merger Agreement and as of the Expiration Date as though made on such date (it being understood that all “Material Adverse Effect” qualifications and other materiality qualifications in the representations and warranties will be disregarded along with any updates to the disclosure schedules prepared by the Company);”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRESTVIEW ACQUISITION CORP.

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	October 15, 2013

VCG HOLDINGS, LLC

By	/s/ James P. Hickey
Name:	James P. Hickey
Title:	President
Date:	October 15, 2013

VISTA EQUITY PARTNERS FUND IV, L.P.

By	Vista Equity Partners Fund IV GP, LLC
Its:	General Partner

By	VEFIIGP, LLC
Its:	Senior Managing Member

By	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Managing Member
Date:	October 15, 2013

VITERA HEALTHCARE SOLUTIONS, LLC

By	/s/ Laurens Albada
Name:	Laurens Albada
Title:	Chief Financial Officer
Date:	October 15, 2013

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 4, 2013.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by the Company, Vista Equity Partners Fund IV, L.P. and Vitera Healthcare Solutions, LLC (an affiliate of Vista Equity Partners Fund IV, L.P.) on September 23, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 4, 2013.*

(a)(5)(A)	Verified Class Action Complaint dated October 7, 2013 (Booth Family Trust IRA v. Greenway Medical Technologies, Inc., et al.).*

(a)(5)(B)	Verified Amended Class Action Complaint dated October 9, 2013 (Booth Family Trust IRA v. Greenway Medical Technologies, Inc., et al.).*

(a)(8)	Joint Press Release issued by the Company and Vista Equity Partners Fund IV, L.P. on October 4, 2013.*

(b)(1)	Debt Commitment Letter among VCG Holdings, LLC, Vitera Healthcare Solutions, LLC, Jefferies Finance LLC, Bank of Montreal and BMO Capital Markets Corp., dated September 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of September 23, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).*

(d)(2)	Confidentiality Agreement, dated as of June 14, 2013, by and between Vista Equity Partners III, LLC and the Company.*

(d)(3)	First Amendment to Confidentiality Agreement, dated as of September 6, 2013, by and between Vista Equity Partners III, LLC and the Company.*

(d)(4)	Limited Guaranty, dated as of September 23, 2013, delivered by Vista Equity Partners Fund IV, L.P. in favor of the Company.*

(d)(5)	Equity Commitment Letter, dated as of September 23, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.*

(d)(6)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Group L.P.*

(d)(7)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Growth Capital Limited.*

(d)(8)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Pamlico Capital II, L.P.*

(d)(9)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and W. Thomas Green, Jr.*

(d)(10)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Wyche T. Green, III.*

(d)(11)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Robert Hensley.*

(d)(12)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Neal Morrison.*

(d)(13)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Thomas T. Richards.*

Exhibit No.	Description

(d)(14)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Walter Turek.*

(d)(15)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Noah Walley.*

(d)(16)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Gregory H. Schulenburg.*

(d)(17)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and James A. Cochran.*

(d)(18)	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and William G. Esslinger, Jr.*

(g)	None.

(h)	None.

*	Previously Filed